Exhibit 99.74

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Blue Moon Metals Inc.

Condensed Interim Consolidated Financial Statements

(unaudited – prepared by management)

(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		March 31, 2025	December 31, 2024
ASSETS	Note	$	$
Cash		20,495,161	3,001,720
Restricted Cash		155,707	27,006,386
Other receivables and prepaid expenses	7	267,379	251,802
Deferred share issuance costs	10	-	417,101
Deferred acquisition costs	3	-	527,744
Marketable securities	5	467,500	467,500
CURRENT ASSETS		21,385,747	31,672,253

Mineral properties, plant and equipment	4	144,593,519	700,691
ASSETS		165,979,266	32,372,944

LIABILITIES
Accounts payable and accrued liabilities	8	1,911,172	902,700
Deferred income		156,406	-
Subscription receipts	10	-	27,000,084
Other liabilities – current	9	2,395,124	7,295
CURRENT LIABILITIES		4,462,702	27,910,079

Other liabilities – non current		11,901	6,079
LIABILITIES		4,474,603	27,916,158

SHAREHOLDERS’ EQUITY
Share capital	10	168,665,129	16,455,925
Contributed surplus		1,966,593	1,714,965
Accumulated other comprehensive income		145,737	-
Deficit		(15,137,163)	(13,714,104)
Equity attributable to Blue Moon Metals Inc shareholders		155,640,296	4,456,786
Non-controlling interests		5,864,367	-
SHAREHOLDERS’ EQUITY		161,504,663	4,456,786

LIABILITIES AND SHAREHOLDERS’ EQUITY		165,979,266	32,372,944

Nature of operations and going concern	1

Approved by the Board of Directors on May 23, 2025

/ s/ Christian Kargl-Simard	/s/ Karin Thorburn

Christian Kargl-Simard, Director	Karin Thorburn, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 2 -

Blue Moon Metals Inc.

Condensed Interim Consolidated Financial Statements

(unaudited – prepared by management)

(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,		2025	2024
	Note	$	$
Employee benefits		277,523	-
Professional and consulting fees		155,651	9,631
General exploration expenses	6	745,077	10,328
Filing and regulatory fees		52,749	18,254
General administrative costs		41,232	4,163
Share-based payments		264,437	15,126
Shareholder communication and travel		105,944	6,895
Depreciation	4	379	-
Foreign exchange gain		(8,226)	(51)
Interest expense		38	1,626
Interest income		(146,445)	(3,956)
Other income		(14,219)	-

NET LOSS		1,474,140	62,016

NET LOSS ATTRIBUTABLE TO:
Blue Moon Metals Inc. shareholders		1,423,059	62,016
Non-controlling interests		51,081	-
Net loss		1,474,140	62,016

OTHER COMPREHENSIVE INCOME
Foreign currency translation differences		(145,737)	-
TOTAL COMPREHENSIVE LOSS		1,328,403	62,016

Basic and diluted loss per common share attributable to Blue Moon Metals
Inc. shareholders		0.06	0.02

Weighted average number of common shares outstanding – basic and
diluted		22,196,932	2,640,409

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 3 -

Blue Moon Metals Inc.

Condensed Interim Consolidated Financial Statements

(unaudited – prepared by management)

(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,	2025	2024
	$	$
OPERATING ACTIVITIES
Net loss	(1,474,140)	(62,016)

Items not affecting cash
Share-based payments	264,437	15,126
Depreciation	379	-
Recognition of deferred income	(14,219)	-
Foreign exchange gain	(8,226)	-

Change in non-cash working capital items	1,018,814	(1,902)

CASH USED IN OPERATING ACTIVITIES	(212,955)	(48,792)

INVESTING ACTIVITIES
Transaction costs to acquire mineral properties	(3,863,727)	-
Acquisition of REAS, net of cash acquired	(11,042,287)	-
Cash acquired in Nussir	792,997	-
Cash acquired in NSG	9,611	-

CASH USED IN INVESTING ACTIVITIES	(14,103,406)	-

FINANCING ACTIVITIES
Net proceeds from issuance of shares	4,984,453	-
Repayment of loan	-	(45,000)
Interest paid on loan	-	(1,626)

CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES	4,984,453	(46,626)

Effect of foreign exchange on cash balances	(25,330)	-

CHANGE IN CASH AND RESTRICTED CASH	(9,357,238)	(95,418)

Cash and restricted cash – beginning	30,008,106	355,343

CASH AND RESTRICTED CASH - ENDING	20,650,868	259,925

Supplemental disclosure with respect to cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 4 -

Blue Moon Metals Inc.

Condensed Interim Consolidated Financial Statements

(unaudited – prepared by management)

(Expressed in Canadian dollars)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note		Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Deficit $	Non-controlling interests $	Shareholders’ Equity $
DECEMBER 31, 2023			2,640,409	12,525,301	1,574,516	-	(13,218,348)	-	881,469

Share-based compensation			-	-	15,126	-	-	-	15,126
Loss and comprehensive loss			-	-	-	-	(62,016)	-	(62,016)

MARCH 31, 2024			2,640,409	12,525,301	1,589,642	-	(13,280,364)	-	834,579

Private placement			3,640,003	3,924,009	-	-	-	-	3,924,009
Private placement issuance costs			-	(59,299)	-	-	-	-	(59,299)
Option exercise			45,000	65,914	(20,914)	-	-	-	45,000
Share-based compensation			-	-	146,237	-	-	-	146,237
Loss and comprehensive loss			-	-	-	-	(433,740)	-	(433,740)

DECEMBER 31, 2024			6,325,412	16,455,925	1,714,965	-	(13,714,104)	-	4,456,786

Conversion of subscription receipt	10		9,000,035	27,000,084	-	-	-	-	27,000,084
Private placements	10		1,797,660	5,392,980	-	-	-	-	5,392,980
Share issuance costs			-	(834,689)	-	-	-	-	(834,689)
Nussir acquisition	3	a	24,168,149	85,796,930	-	-	-	5,915,448	91,712,378
NSG acquisition	3	b	5,608,000	19,908,399	-	-	-	-	19,908,399
REAS acquisition	3	c	4,210,000	14,945,500	-	-	-	-	14,945,500
Share-based compensation			-	-	251,628	-	-	-	251,628
Net loss			-	-	-	-	(1,423,059)	(51,081)	(1,474,140)
Other comprehensive income			-	-	-	145,737	-	-	145,737

MARCH 31, 2025			51,109,256	168,665,129	1,966,593	145,737	(15,137,163)	5,864,367	161,504,663

The accompanying notes are an integral part of these condensed interim consolidated financial statements	- 5 -

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

a)	Nature of Operations

Blue Moon Metals Inc. (“Blue Moon” or the “Company”) is an exploration stage company which is focused on the exploration and development of mineral resource properties.

The Company was incorporated on January 15, 2007 under British Columbia’s Business Corporations Act. Its registered office is at 2700-1133 Melville Street, Vancouver BC V6E 4E5 and its head office is at 550-220 Bay Street, Toronto, Ontario, M5J 2W4.

The Company owns the zinc-silver-gold-copper Blue Moon project in California through its wholly owned subsidiary Keystone Mines Inc. (“Keystone Mines”), the Nussir copper-gold-silver property (“Nussir Project”) in Norway through its 93.55% owned subsidiary Nussir ASA (“Nussir”), and the Sulitjelma copper-zinc property (“Sulitjelma Project”) in Norway through its wholly owned subsidiary Nye Sulitjelma Gruver SA (“NSG”). See note 3 for more details.

On March 14, 2025, the Company completed a 10:1 share consolidation. All references to the number of shares and per share amounts have been retroactively restated to reflect the consolidation.

These financial statements were approved for issue by the Company’s Board of Directors on May 23, 2025.

b)	Going Concern

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and evaluation of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the advanced exploration stage. The Company’s operations have been primarily funded from equity financings. The Company will continue to require additional funding to maintain its ongoing exploration and evaluation programs, property maintenance payments, and operations.

These consolidated interim financial statements have been prepared using IFRS® Accounting Standards applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business as they come due. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional funding from equity transactions or through other arrangements. The Company has been successful in securing financing in the past, but there can be no assurance that it will be able to do so in the future. These material uncertainties cast significant doubt upon the Company’s ability to continue as a going concern.

These consolidated interim financial statements do not reflect the adjustments to the carrying values of the assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumptions deemed to be inappropriate. These adjustments could be material.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS® as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards.

The Company’s presentation currency is Canadian (“C$”) dollars. Reference herein of $ or C$ is to Canadian Dollars and NOK is to Norwegian Krone.

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b)	Material Accounting Policies

Acquisition of Norwegian properties

Management determined that the Company’s acquisition of Nussir, NSG and Repparfjord Eiendom AS (“REAS”), did not meet the definition of a business combination under IFRS 3, each transaction was accounted for as an asset acquisition.

This conclusion was based on the application of the optional concentration test under IFRS 3, which was met in all cases. For the Nussir and NSG acquisitions, substantially all of the fair value of the gross assets acquired were concentrated in the mineral properties. In the case of REAS, the concentration was primarily in the property, plant and equipment. Accordingly, the acquisitions have been accounted for as an asset acquisition in accordance with IFRS 2 – Share-based Payment.

The identifiable assets and liabilities acquired are measured at their relative fair values as at the date of acquisition. The excess of the consideration paid for the identifiable assets and liabilities acquired was attributed to the mineral properties of the Nussir and NSG projects, and the property plant and equipment of REAS. The determination of the relative fair values requires management to make assumptions and estimates on the future production profile, construction costs metal prices, discount rates, and exchange rates. Changes in assumptions or estimates could affect the relative fair value of the assets acquired and liabilities assumed in the purchase price allocation.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

c)	Significant Judgements and Estimates in Applying the Company’s Accounting Policies

Significant Judgments

The preparation of these consolidated financial statements requires the Company to make significant judgments in applying the Company’s accounting policies and the basis of consolidation. These include but are not limited to the following:

Going concern: The assumption of the going concern of the Company as discussed in Note 1(b) above.

Reverse Acquisition Assessment

The Company completed multiple acquisitions during the period and assessed whether any constituted a reverse acquisition under IFRS 3. This involved an evaluation of control, including an assessment of the relative voting rights in the combined entity and board and management composition. Management concluded that none of the transactions met the criteria for a reverse acquisition and the Company remained the accounting acquirer in all cases.

Estimations and Assumptions

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Exploration and Evaluation Assets

The carrying amount of the Company’s exploration and evaluation assets properties does not necessarily represent present or future values, and the Company’s exploration and evaluation assets have been accounted for under the assumption that the carrying amount will be recoverable. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the mineral properties themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets.

ii) Share-based Payments

The estimation of share-based payments includes estimating the inputs used in calculating the fair value for share-based payments expense included in profit or loss and share-based share issuance costs included in equity. Share-based payments expense and share-based share issuance costs are estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

iii) Income Taxes

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected.

New standards and interpretations not yet adopted

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1. IFRS 18 introduces a revised structure for the income statement, requiring presentation of income and expenses within operating, investing and financing categories and mandating specified subtotals. It also sets disclosure requirements for management-defined performance measures and provides enhanced guidance on aggregation and disaggregation in the financial statements and notes.

IFRS 18 does not change the recognition or measurement of items, nor the classification of items within other comprehensive income. It is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required and early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify classification, measurement and disclosure requirements for financial instruments. The updates address the derecognition of financial liabilities settled electronically and provide guidance on assessing contractual cash flows for features such as ESG-linked terms under the solely payments of principal and interest criterion. New disclosure requirements were also introduced for contingent features and equity instruments designated at fair value through other comprehensive income.

In December 2024, further amendments were issued relating to contracts referencing nature-dependent electricity. These clarify the ‘own-use’ exception, cash flow hedge accounting and introduce new disclosure requirements.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Company is evaluating the impact of these amendments on its consolidated financial statements.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

3.	ACQUISITION OF NORWEGIAN ASSETS

a)	Nussir

On February 26, 2025, the Company closed the acquisition of Nussir, which owns the Nussir Project, for a purchase price of $89,940,936. On closing, the Company issued 24,168,149 common shares in the Company to the shareholders of Nussir for 93.55% of the issued and outstanding shares of Nussir.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Nussir brownfield property and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Fair value of 24,168,149 common shares issued by the Company (i)	$85,796,930
Transaction costs	4,144,006
Total purchase price	$89,940,936
Assets acquired and liabilities assumed:
Cash	$792,997
Other receivables and prepaid expenses	39,423
Mineral properties	95,222,303
Total assets	96,054,723
Accounts payable and accrued liabilities	(177,125)
Other liabilities – current	(21,214)
Total liabilities	(198,338)
Total assets acquired and liabilities assumed, net	$95,856,384
Less: Non-controlling interests	5,915,448
Blue Moon’s 93.55% share of Nussir	$89,940,936

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 10).

The Company used the proportionate method in measuring non-controlling interests at the acquisition date. No goodwill was recognized as the transaction was accounted for as an asset acquisition.

b)	NSG

On February 26, 2025, the Company closed the acquisition of NSG, which owns the Sulitjema Project, for a purchase price of $20,148,644. On closing, the Company issued 5,608,000 common shares in the Company to the shareholders of NSG for 100% of the issued and outstanding shares of NSG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Sulitjelma brownfield property and therefore accounted for the transaction as an asset acquisition.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

The purchase price is as follows:

Fair value of 5,608,000 common shares issued by the Company (i)	$19,908,399
Transaction costs	240,245
Total purchase price	$20,148,644
Assets acquired and liabilities assumed:
Cash	$9,611
Other receivables and prepaid expenses	20,941
Mineral properties	20,151,896
Total assets	20,182,448
Accounts payable and accrued liabilities	(31,232)
Other liabilities – current	(2,572)
Total liabilities	(33,804)
Total assets acquired and liabilities assumed, net	$20,148,644

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on February 26, 2025 (Note 10).

As part of the NSG acquisition, the Company may be required to make future milestone payments contingent upon the achievement of certain development and permitting events. These payments were not recognized as liabilities at the acquisition date as the underlying conditions had not been met and the probability and timing of the payments could not be reliably measured. The Company will reassess the contingent amounts in future periods as project milestones are progressed.

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

c)	REAS

On March 6, 2025, the Company closed the acquisition of Repparfjord Eiendom AS (“REAS”) from Wergeland Eindom AS (“WG”) for a purchase price of $26,172,452. On closing, the Company issued 4,210,000 common shares in the Company and $11,006,855 in cash to WG.

Management determined that substantially all of the fair value of the gross assets acquired is concentrated in the Oyen industrial land and therefore accounted for the transaction as an asset acquisition.

The purchase price is as follows:

Cash consideration	$11,006,855
Fair value of 4,210,000 common shares issued by the Company (i)	14,945,500
Transaction costs	220,097
Total purchase price	$26,172,452

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

Assets acquired and liabilities assumed:
Cash	$184,665
Other receivables and prepaid expenses	254,236
Property, plant and equipment	28,350,863
Total assets	28,789,764
Accounts payable and accrued liabilities	(67,844)
Deferred income	(367)
Other liabilities – current	(2,549,101)
Total liabilities	(2,617,312)
Total assets acquired and liabilities assumed, net	$26,172,452

i.	The fair value of the common shares issued was determined using the Company’s share price of C$3.55 at the close of business on March 7, 2025 (Note 10).

No goodwill was recognized as the transaction was accounted for as an asset acquisition.

4.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment are comprised of the following:

	Mineral	Property, Plant
Cost	Properties $	and Equipment $	Total $
As at December 31, 2024	698,007	5,706	703,713
Nussir acquisition (Note 3a)	95,222,303	-	95,222,303
NSG acquisition (Note 3b)	20,151,896	-	20,151,896
REAS acquisition (Note 3c)	-	28,350,863	28,350,863
Additions	-	7,220	7,220
Effects of foreign exchange	158,000	2,925	160,925
As at March 31, 2025	116,230,206	28,366,714	144,596,920

Accumulated depreciation, depletion and amortization
As at December 31, 2024	-	3,022	3,022
Depreciation	-	379	379
As at March 31, 2025	-	3,401	3,401

Net book value
As at December 31, 2024	698,007	2,684	700,691
As at March 31, 2025	116,230,206	28,363,313	144,593,519

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

During the quarter ended March 31, 2025, the Company completed the acquisitions of Nussir, NSG and REAS (Note 3). As a result, the following amounts were recognized:

Nussir

Acquired $95.2 million in mineral properties, plant and equipment. In addition, $4.1 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

NSG

Acquired $20.2 million in mineral properties, plant and equipment. In addition, $0.2 million of transaction costs directly related to the acquisition were capitalized to mineral properties.

REAS

Acquired $28.4 million in property, plant and equipment. In addition, $0.2 million of transactions costs directly related to the acquisition were capitalized to property, plant and equipment.

5.	MARKETABLE SECURITIES

As at March 31, 2025, the Company held 4,250,000 common shares of Honey Badger Silver Inc. (TSXV: TUF), received in connection with the disposition of a mineral property in 2024. The investment is classified as a financial asset measured as fair value through profit or loss. The fair value of the shares was $467,500 based on the closing market price at period end. No change in fair value was recorded during the quarter.

6.	GENERAL EXPLORATION EXPENSES

For the three months ended March 31,	2025 $	2024 $
Claims costs	9,849	-
Camp operations	234,457	10,328
Engineering studies	382,151	-
Prospecting and geology	16,189	-
Permitting	102,431	-
TOTAL	745,077	10,328

7.	OTHER RECEIVABLES AND PREPAID EXPENSES

	March 31,	December 31,
	2025 $	2024 $
Supplier advance	68,305	50,000
Canadian value added tax receivable	101,461	41,139
Prepaid expenses	62,373	-
Other receivables	35,240	160,663
TOTAL	267,379	251,802

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2025	2024
	$	$
Accounts payable	505,368	400,891
Accrued liabilities and other	1,405,804	501,809
TOTAL	1,911,172	902,700

9.	OTHER LIABILITIES - CURRENT

	March 31,	December 31,
	2025	2024
	$	$
Provision – Port of Hammerfest claim	2,097,101	-
Other	298,023	7,295
TOTAL	2,395,124	7,295

Repparfjord Eiendom AS is subject to a claim from Hammerfest Havn KF, relating to historical quay usage and maintenance. The Company disputes the basis of the claim and has received external legal advice supporting parts of the claim. As at March 31, 2025 a provision of $2,097,101 (NOK 15.4 million) remains on the statement of financial position.

10.	SHARE CAPITAL

a)	Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value, unlimited Class “A” preferred shares with par value of $10 per share, and unlimited Class “B” preferred shares without par value. No preferred shares have been issued.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

b)	Common shares

The following shows the Corporation’s issued and outstanding common shares and the prices at which the shares are issued.

	Number of Common Shares	Weighted Average Share Price
Balance as at January 1, 2024	2,640,409
Shares issued under private placement	2,640,000	$0.35
Unit Shares issued under Concurrent Offering	1,000,003	$3.00
Shares issued on exercise of options	45,000	$1.00
Balance as at December 31, 2024	6,325,412
Conversion of subscription receipts	9,000,035	$3.00
Shares issued under private placement	1,797,660	$3.00
Nussir acquisition	24,168,149	$3.55
NSG acquisition	5,608,000	$3.55
REAS acquisition	4,210,000	$3.55
Balance as at March 31, 2025	51,109,256

i.	Acquisitions

On February 26, 2025, the Company closed the acquisitions of Nussir and NSG (Note 3) and issued 24,168,149 and 5,608,000 shares respectively at a price of $3.55 per common share.

On March 6, 2025, the Company closed the acquisition of REAS (Note 3) and issued 4,210,000 shares at a price of $3.55 per common share.

ii.	Financing

On February 26, 2025, on closing of the Nussir and NSG transactions, 9,000,028 Subscription Receipts, issued as part of the December 19, 2024 unit financing were automatically converted into 9,000,035 common shares of the Company without payment of additional consideration (rounding due to the 10:1 share consolidation).

On February 26, 2025, the Company issued 47,660 shares at a price of $3.00 per common share for gross proceeds of $142,980.

On March 7, 2025, the Company closed the second tranche of financing from Hartree Partners LP in connection with the Nussir and NSG Transactions. Hartree purchased 1,750,000 shares at a price of $3.00 per share for total gross proceeds of $5,250,000.

On December 19, 2024, the Company completed a brokered unit financing in connection with the Nussir and NSG transactions, issuing 1,000,003 units at $30.00 per common share and nine subscription units. Proceeds of $3.0 million related to the common shares were released at closing, while $27.0 million related to the subscription units was held in escrow until converted into common shares on February 26, 2025. Share issuance costs of $44,679 were recorded in Q4 2024, and deferred share issuance costs of $417,101 were reclassified to equity in the first quarter upon conversion.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

On August 30, 2024, the Company issued 2,640,000 shares at a price of $0.35 per common share for gross proceeds of $924,000.

11.	WARRANTS, STOCK OPTIONS, RESTRICTED STOCK UNITS (“RSUS”), AND DEFERRED STOCK UNITS (“DSUS”)

a)	Warrants

The following table summarizes the Company’s outstanding warrants and the changes during the period ended March 31, 2025.

		Weighted Average
	Warrants	Exercise Price
Balance as at January 1, 2024	196,380	$12.00
Expired unexercised	(196,380)	-
Balance as at December 31, 2024 and March 31, 2025	-	-

b)	Stock options

The following table summarizes the stock option activity for the period:

	Number of	Weighted average
	Stock options	exercise price
Balance as at January 1, 2024	39,500	$5.23
Granted	235,000	$2.17
Exercised	(45,000)	$1.00
Expired, unexercised	(48,000)	$3.52
Balance as at December 31, 2024	181,500	$2.77
Granted	275,000	$3.55
Balance as at March 31, 2025	456,500	$3.24

Stock options outstanding and exercisable are as follows:

		Number of	Average remaining
		Stock options	contractual life	Number of stock
Expiry Date	Exercise Price	outstanding	(years)	options exercisable
September 30, 2025	$5.00	11,500	0.50	11,500
January 9, 2029	$1.00	55,000	3.78	36,666
November 1, 2029	$3.40	115,000	4.59	-
February 26, 2030	$3.55	275,000	4.91	-
MARCH 31, 2025		456,500	4.58	48,166

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

During the three months ended March 31, 2025, the Corporation recorded share-based compensation expense of $114,533 (2024: $15,126) relating to stock options. 275,000 options were granted during the three months ended March 31, 2025 (2024: 120,000).

The weighted-average fair value of stock options granted during the three months ended March 31, 2025, was estimated on the dates of grant to be $3.55 per option granted using the Black-Scholes option pricing model with the following assumptions:

Three months ended March 31,	2025	2024
Expected life (years)	5.0	3.0
Risk-free interest rate (%)	2.6	3.77
Expected volatility (%)	215	120
Expected dividend yield (%)	-	-
Expected forfeitures (%)	-	-

c)	RSUs

The following table summarizes the RSU activity for the period:

		Weighted
	Number of	Average Value at
	RSUs	Date of Grant
Balance as at January 1, 2024	-	$-
Granted	37,500	3.40
Balance as at December 31, 2024	37,500	$3.40
Granted	-	-
Balance as at March 31, 2025	37,500	$3.40

Under the Corporation’s Plan, RSUs are granted to employees, directors and non-employees as approved by the Corporation’s Board of Directors. Each RSU represents a unit with the underlying value equal to the value of one common share of the Corporation, vests over a specified period of service in accordance with the plan and can be equity or cash settled at the discretion of the Corporation. RSUs granted to date vest over a period of three years. None of the RSUs granted have vested as of March 31, 2025.

On November 1, 2024, 37,500 RSUs were granted. As the Company intends to settle in cash, the cost of the RSUs is recognized as an other liability in the statement of financial position and as an expense in the consolidated statements of loss. The liability is re-measured to fair value at each reporting date with changes in fair value recognized in the consolidated statements of loss. No RSUs were granted in the three months ended March 31, 2025 (2024: NIL)

During the three months ended March 31, 2025, an amount of $12,808 (2024: $NIL) as a result of remeasurement was recorded in stock-based compensation expense.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

d)	DSUs

The following table summarizes the DSU activity for the period:

		Weighted
	Number of	Average Value at
	DSUs	Date of Grant
Balance as at January 1, 2024	-	$-
Granted	140,000	3.40
Balance as at December 31, 2024	140,000	$3.40
Granted	84,506	3.55
Balance as at March 31, 2025	224,506	$3.46

Under the Corporation’s Plan, DSUs are granted to directors as approved by the Corporation’s Board of Directors. Each DSU represents a unit with the underlying value equal to the value of one common share of the Corporation, vests over a specified period of service in accordance with the plan and is settled in common shares of the Corporation. DSUs granted to date vest over a period of one year. None of the DSUs granted have vested as of March 31, 2025.

On March 7, 2024, 84,506 DSUs were granted. As the Company intends to equity settle the awards, the cost of the DSUs is recognized as a component of contributed surplus in the statement of financial position and as an expense in the consolidated statements of loss. The fair value is not remeasured after the grant date. During the three months ended March 31, 2025, an amount of $137,096 (2024: $NIL) relating to DSUs on grant date was recorded in stock-based compensation expense.

12.	RELATED PARTY TRANSACTIONS

Management Compensation

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the years presented was as follows:

	2025	2024
For the three months ended March 31,	$	$
Wages and salaries	325,821	-
Consulting fees	-	9,000
Share-based payments	245,391	11,345
MANAGEMENT COMPENSATION	571,212	20,345

As at March 31, 2025, no amounts are due to related parties (March 31, 2024 - $102,000) of the Company. These amounts due to related parties in 2024 were unsecured, non-interest bearing and had no specific terms of repayment and were fully repaid in 2024.

13.	SEGMENTED INFORMATION

The Company is engaged in the acquisition, exploration and development of mineral properties in Norway and the United States. Segment reporting is aligned with the manner in which management monitors business performance. Prior to aggregation, each exploration project is considered an individual operating segment. The Nussir and REAS acquisitions have been aggregated into a single reportable segment.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

All non-current assets and exploration expenditures are located in, and incurred within, the United States or Norway. Materially all of the cash and general administrative costs are held and incurred by the Canadian parent company. The following is a summary of non-current assets by reportable segment:

	March 31, 2025		March 31, 2024
		Property, Plant		Property, Plant
	Mineral Properties	and Equipment	Mineral Properties	and Equipment
	$	$	$	$
Blue Moon	698,007	-	698,007	-
Nussir	95,587,020	28,353,788	-	-
NSG	20,230,896	-	-	-
Corporate	-	9,525	-	-
Total	116,515,923	28,363,313	698,007	-

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The changes in the Company’s non-cash working capital items relating to operating activities for the years indicated below are as follows:

	2025	2024
For the three months ended March 31,	$	$
Changes in other receivables and prepaid expenses	45,848	-
Changes in accounts payable and accrued liabilities	972,966	(1,902)
CHANGE IN NON-CASH WORKING CAPITAL	1,018,814	(1,902)

15.	CAPITAL MANAGEMENT

The Company is a mineral exploration and development company focusing on advancing its projects in Norway and the United States, including the Nussir and Sulitjelma copper projects and the Blue Moon polymetallic project. Its principal source of funding is the issuance of equity securities.

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects. As at March 31, 2025, certain conditions and events cast significant doubt upon the Company’s ability to continue as a going concern. Refer to note 1(b) for more information.

The Company manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives.

There has been no change in the Company’s capital management practices during the year. Blue Moon does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

16.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity and credit risks from the use of financial instruments. The carrying value of the Company’s financial instruments consisting of cash, restricted cash, other receivables and prepaid expenses, marketable securities, accounts payable and accrued liabilities, deferred income and subscription receipts approximate fair value due to the short term nature of the instruments.

a)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. Certain conditions cast significant doubt on the Company’s ability to meet its financial obligations. Refer to note 1(b) for more information regarding the Company’s liquidity risk.

b)	Credit risk

The Company is exposed to credit risk on its cash, restricted cash and GST receivables. To reduce credit risk, substantially all cash is on deposit at major banks. Restricted cash are deposits held by the Bureau of Land Management (“BLM”) in California, and Finnmarkseiendommen (“FeFo“) the land management authority in Norway. As at March 31, 2025, GST receivables was $101,461 (December 31, 2024 - $41,139). Restricted cash is comprised of bonds valued at $6,302 (December 31, 2024 $6,302) held by the BLM and cash held in a restricted account valued at $149,405 held by FeFo. The Company’s exposure to credit risk is limited to the carrying amount of its cash, restricted cash and GST accounts receivable. Accordingly, the Company considers its exposure to credit risk minimal.

c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances which are not subject to significant risks in fluctuating interest rates. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. An increase to interest rates by 1% would have an insignificant effect on the Company’s operations.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, restricted cash, receivables, accounts payable and accrued liabilities, and capital expenditures that are denominated in US dollars and Norwegian Kroner.

Sensitivity Analysis

The Company, through its subsidiaries, operates in the United States and Norway and is exposed to foreign exchange risk arising from changes in the US dollar and Norwegian krone against the Canadian dollar. A 10% fluctuation in either the US dollar or Norwegian krone relative to the Canadian dollar would have a minimal impact on the Company’s loss and comprehensive loss.

Blue Moon Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025
(unaudited – prepared by management)

(Expressed in Canadian dollars)

Market Price risk

i.	Equity price risk

The Company is exposed to equity price risk through fluctuations in the market price of its own common shares and its holding of equity securities. Equity price risk is defined as the potential adverse impact on the Company’s earnings, or ability to obtain equity financing, due to movements in individual equity prices or broader stock market movements.

In addition, the Company holds equity instruments which are held as marketable securities and are subject to equity price risk. The market price or value of these investments can vary from period to period.

ii.	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices of zinc, copper, gold, silver, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

17.	COMMITMENTS

The Company entered into an underground mining contract with Leonhard Nilsen & Sønner (“LNS”) for the development of the Nussir project. Under the terms of the agreement, the Company is required to make a NOK 30 million mobilization payment in advance of LNS commencing any site activities. The Company settled the fee in the second quarter of 2025, prior to the contractor mobilizing. Except as otherwise disclosed in the financial statements, there are no other commitments.

18.	SUBSEQUENT EVENTS

a)	Private placement

On May 8, 2025, the Company closed a private placement by issuing 376,833 common shares at $3.00 per share for gross proceeds of $1,130,499.

b)	Option and RSU grant

On April 21, 2025, the Company issued 60,000 stock options at an exercise price of $4.10 and 25,000 RSUs to its employees. On May 8, 2025, it issued 24,000 stock options at an exercise price of $3.00 to a consultant.